EXHIBIT 10.25#

Summary of Compensation Arrangement with Mark L. Zaebst

Upon Mark L. Zaebst's retirement from his position as executive vice president of Life Time Fitness, Inc. (the “Company”), effective May 31, 2012, Mr. Zaebst and the Company agreed that Mr. Zaebst would remain an employee of the Company and be paid $1,000 per month. Mr. Zaebst is expected to remain an employee of the Company until June of 2013. Mr. Zaebst's employment agreement with the Company was terminated.